Exhibit 99.1

SIGMA LITHIUM INVITED BY NASDAQ TO RING OPENING BELL DURING UNITED NATIONS CLIMATE WEEK CELEBRATING ACCOMPLISHMENTS IN SUSTAINABILITY

VANCOUVER, CANADA – (September 22, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate, was invited to celebrate its sustainability achievements by ringing the Nasdaq opening bell during NYC Climate Week.

CEO and co-Chairperson Ana Cabral and other company executives participated in the bell ringing ceremony on September 20, 2023.

“Sigma Lithium is humbled and grateful for this invitation by Nasdaq to ring the opening bell during Climate Week,” Cabral said. “Every day we wake up motivated to honor Brazil’s global role in the ecological and energy transition and to help protect our little blue planet. Ten years ago, our team and investors at Sigma Lithium started this journey together to build the most sustainable lithium company in the world, to prove that it is possible to power electric cars with carbon neutral, responsibly sourced materials, aligned with consumers’ expectations.”

“We are excited to have the opportunity to showcase our climate action goals alongside other international sustainability leaders during Climate Week NYC. Sigma Lithium plans to become the foundation for Brazil to host the world’s most sustainable lithium supply chain, extending our environmental expertise to produce Triple Zero Green Lithium Chemicals,” she added.

Sigma Lithium began producing battery-grade, carbon neutral, zero hazardous chemicals and zero tailings sustainable lithium (“Triple Zero Green Lithium”) in April of this year, in a process that uses 100% renewable energy and recycled water at its Greentech lithium processing plant (“Greentech Plant”). The Company announced a deal to achieve “Zero Tailings” by selling the high-purity, zero hazardous chemicals, approximately 1.3% lithium oxide, ultra-fine tailings generated by the Greentech Plant (“Green By-Products”) to be upcycled into battery grade lithium concentrate for use in electric vehicle battery production. Sigma began delivering shipments of Triple Zero Green Lithium and Green By-Products in July 2023 and recently announced a new shipment agreement, achieving net zero carbon 27 years ahead of the 2050 target set by the global metals and mining industry.

Sustainability in Practice

Sigma Lithium’s long-term strategy focuses on sustainability as one of its main pillars. The Company was founded by a group of impact investors after the tragedy of the Mariana tailings dam collapse, with the main objectives of:

(i)	Producing lithium with the lowest possible greenhouse gas (carbon) emissions.
(ii)	Eliminating tailings dams through the investment and development of industrial process technologies for dry stacking of tailings.

Sigma Lithium's production process is completely sustainable, does not use hazardous chemicals, uses 100% efficiency in renewable energy and recirculates 100% of the water used at its Greentech lithium processing plant. The Greentech plant has state-of-the-art digitized equipment where mined lithium ore is transformed into high purity, battery grade lithium concentrate for the electric vehicle industry.

The Company does not have a tailings dam; tailings are dry-stacked instead. All the tailings generated as a by-product of lithium production are then sold or donated. The absence of hazardous chemical products for processing lithium prevents contamination of water and soil and contributes to preserving rivers and forests in the region.

Sigma Lithium invested BRL3 billion (USD205 million) in the development and construction of the first lithium project in the world without a tailings dam.

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A full recording of CEO Ana Cabral’s opening bell speech can be viewed here: https://vimeo.com/866469205

Fig 1. The Sigma Lithium team celebrates ringing the NASDAQ opening bell during NYC Climate Week

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SIGMA LITHIUM

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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